FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

, 16 Stanley Street, Central, Hong Kong.
利街十六號騏利大廈九樓
'827 4836 • E-mail: fw@fairwind.com.hk

07023215

Our Ref.: S/7911/94 LTO/kk

20 APR 2007

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

SUPPL

Dear Sirs,

We are instructed to enclose herewith copy of an announcement dated 19 April 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
MAY 07 2007
THOMSON
FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

dw 5/4

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

MAJOR TRANSACTION
DISPOSAL OF THE COMPANY'S PETROLEUM DISTRIBUTION BUSINESS IN HONG KONG AND RESUMPTION OF TRADING

Further to the announcement of the Company dated March 14, 2007, the directors of China Resources Enterprise, Limited announced that the Company entered into the Agreement with Sinopec for the disposal of its 100% equity interest in CRPI to Sinopec at a cash consideration of HK$4,000 million on April 19, 2007. CRPI is a wholly owned subsidiary of the Company and the holding company of the Group's petroleum distribution business in Hong Kong.

The Agreement and the transaction contemplated under the Agreement constitute a major transaction of the Company under Chapter 14 of the Listing Rules which require shareholders' approval at an extraordinary general meeting of the Company. The CRPI Group has been carrying on certain continuing transactions with CRH and one of its subsidiaries (not being a member of the Group) in relation to the storage of petroleum and related products and the management of facilities at the oil depots at Tsing Yi and Chai Wan as set out in the circular of the Company dated November 1, 2000. The Company has been advised by CRH that CRH has entered into separate arrangements with Sinopec in relation to the oil depots. In light of the separate arrangements between CRH and Sinopec, CRH, as the controlling shareholder of the Company, considers itself having a material interest in the Disposal and hence decides that it and its associates will abstain from voting at the EGM.

The proceeds from the Disposal will be used by the Group for general working capital and the payment of a special dividend. Taking into account the current financial position and future funding needs of the Group, it is intended that a special dividend of HK$0.6 per share in the Company, being approximately HK$1,422 million representing approximately 36% of the proceeds, will be declared by the Company shortly after the Completion and the remaining of the proceeds of approximately HK$2,578 million will be used for general working capital. Details of the special dividend arrangement will be announced by the Company shortly after the Completion.

Shareholders and potential investors should be aware that payment of a special dividend by the Company is subject to the Completion. Accordingly, they are advised to exercise caution when dealing in the shares in the Company.

A circular containing, among other things, details of the Disposal and notice convening an extraordinary general meeting to approve the Disposal will be sent to shareholders of the Company in accordance with the Listing Rules.

At the request of the Company, trading in the shares of the Company was suspended from 9:30 a.m. on April 19, 2007 pending the issue of this announcement. Application has been made to the Stock Exchange for a resumption of trading in the shares of the Company with effect from 9:30 a.m. on April 20, 2007.

THE AGREEMENT DATED APRIL 19, 2007

Vendor:	The Company
Purchaser:	Sinopec or its designated wholly owned subsidiary To the best of the knowledge, information and belief of the directors of the Company having made all reasonable enquiry, Sinopec is a third party independent of the Company and its connected persons (as such term is defined under the Listing Rules).
Assets to be disposed:	The entire equity interest in CRPI. Following the Completion, the Group will cease to have any interest in CRPI and CRPI will cease to be a subsidiary of the Group.
Consideration and adjustment thereto:	HK$4,000 million The consideration is subject to a dollar for dollar adjustment after Completion in the event the audited consolidated net asset value of CRPI under the Completion Audit (prepared under HK GAAP) is less than or more than HK$1,600 million.

The CRPI Group used to be the holding company of the Group's entire petroleum and related products distribution businesses in both Hong Kong and Chinese Mainland but the CRPI Group disposed most of the petroleum and related products distribution businesses in Chinese Mainland in 2005 and 2006. Based on the group structure of the CRPI Group as of the date of this announcement, the unaudited net profits (both before and after taxation and extraordinary items) attributable to the assets subject to the Disposal (being the Group's entire petroleum distribution businesses in Hong Kong) for the two financial years ended December 31, 2006 are as follows:

Attributable to the assets subject to the Disposal HK$ million	Year ended December 31, 2005 *(unaudited)*	2006 *(unaudited)*
Net profits before taxation, extraordinary items and minority interests	373.0	418.1
Net profits attributable to shareholders	314.3	359.4

The audited consolidated net asset of CRPI prepared under HK GAAP as of December 31, 2006 was approximately HK$1,663.9 million.

BASIS OF CONSIDERATION

The consideration of HK$4,000 million has been arrived at after arm's length negotiations between the

Purchaser:	Sinopec or its designated wholly owned subsidiary To the best of the knowledge, information and belief of the directors of the Company having made all reasonable enquiry, Sinopec is a third party independent of the Company and its connected persons (as such term is defined under the Listing Rules).
Assets to be disposed:	The entire equity interest in CRPI. Following the Completion, the Group will cease to have any interest in CRPI and CRPI will cease to be a subsidiary of the Group.
Consideration and adjustment thereto:	HK$4,000 million The consideration is subject to a dollar for dollar adjustment after Completion in the event the audited consolidated net asset value of CRPI under the Completion Audit (prepared under HK GAAP) is less than or more than HK$1,600 million.
Payment arrangement:	The consideration for the Disposal will be satisfied in cash, payable on Completion.
Conditions precedent:	Completion is conditional upon the fulfillment of, among others, the following conditions precedent: i. the passing of a resolution by the Company's independent shareholders at the EGM; and ii. all necessary consents, confirmations and approvals (or waivers) in respect of the Disposal required by Sinopec from the following government departments of the PRC: (i) National Development and Reform Commission, (ii) Ministry of Commerce and (iii) State Administration of Foreign Exchange.
Completion:	Subject to the terms of the Agreement and the satisfaction of the conditions precedent thereunder, Completion is expected to take place on June 29, 2007 (or, if earlier, on the 15th business day after the satisfaction of the Conditions).
Long Stop Date:	If the Conditions are not satisfied on or before June 30, 2008 (or such other day as may be agreed between the Company and Sinopec), the Agreement shall lapse and be of no further effect and the parties thereto shall have no liability to the other, save for antecedent breaches.

INFORMATION ON CRPI

CRPI is the holding company of the CRPI Group in respect of the petroleum distribution business of the Group in Hong Kong and is principally engaged in the following businesses:

- the transportation, storage and marketing of petroleum products, including gas oil, fuel oil, kerosene, jet fuel, gasoline and lubricants, to both the wholesale and retail markets in Hong Kong, comprising petrol and LPG petrol filling stations, petrol filling stations, LPG gas filling stations;
- the distribution of LPG gas in Hong Kong;
- the ownership and operation of oil tankers, gas tanker and small to medium size vessels, which are employed exclusively by the oil distribution operation.

The audited consolidated net profits before taxation, extraordinary items and minority interests and the net profits attributable to shareholders of CRPI in respect of the two financial years ended December 31, 2006 prepared under HK GAAP are as follows:

CRPI **HK$ million**	**Year ended December 31, 2005** *(audited)*	**2006** *(audited)*
Consolidated net profits before taxation, extraordinary items and minority interests	671.1	388.8
Consolidated net profits attributable to shareholders	522.6	329.0

File No.82-4177

the petroleum and related products distribution businesses in
Based on the group structure of the CRPI Group as of the date
profits (both before and after taxation and extraordinary items)
Disposal (being the Group's entire petroleum distribution businesses in Hong Kong) for the two financial years ended December 31, 2006 are as follows:

Attributable to the assets subject to the Disposal **HK$ million**	**Year ended December 31, 2005** *(unaudited)*	**2006** *(unaudited)*
Net profits before taxation, extraordinary items and minority interests	373.0	418.1
Net profits attributable to shareholders	314.3	359.4

The audited consolidated net asset of CRPI prepared under HK GAAP as of December 31, 2006 was approximately HK$1,663.9 million.

BASIS OF CONSIDERATION

The consideration of HK$4,000 million has been arrived at after arm's length negotiations between the Vendor and the Purchaser after taken into account, among others, the consolidated net profits of CRPI for the two years ended December 31, 2006 and the consolidated net asset value of CRPI as at the Completion Date, trading multiples of comparable companies in the oil and petroleum distribution industry in Hong Kong and the future prospects with reference to the prevailing commercial and business conditions in which the CRPI Group operates (including but not limited to the volatility of oil prices, intensified competition of the petroleum distribution industry in Hong Kong and the saturated market with limited growth opportunity).

The consideration is subject to a dollar for dollar adjustment after Completion if the audited consolidated net asset value of CRPI under the Completion Audit (prepared under HK GAAP) is less than or more than HK$1,600 million.

The consideration (assuming no adjustment will be made) represents 12.2 times of the audited consolidated net profit of CRPI for the year ended December 31, 2006 of approximately HK$329.0 million and a premium of approximately 150.0% over the estimated audited consolidated net asset value of CRPI as at the date of Completion of approximately HK$1,600.0 million.

Based on the price earnings multiple and premium to the net asset value, the future prospects of CRPI and the track record of the CRPI Group, the directors of the Company (including independent non-executive directors) consider that the terms of the Agreement are on normal commercial terms and the terms thereof are fair and reasonable and the Disposal is in the interest of the shareholders of the Company as a whole.

REASONS FOR THE DISPOSAL

With an objective of becoming the largest consumer company in China, the Group has been restructuring its non-core businesses so as to shift its focus to the core consumer business and to divest the non-core businesses. As part of such restructuring program, the Group has completed the disposal of its interests in piped gas businesses, chemical businesses and other petroleum related businesses in the Chinese Mainland in November, 2006. The Group has further decided to divest its petroleum and related products distribution businesses in Hong Kong. Following the Completion, the Group will cease to be engaged in the petroleum and related products distribution businesses in Hong Kong and Chinese Mainland.

Prior to Completion, the accounts of CRPI will continue to be consolidated in the accounts of the Group. Based on the consolidated net asset value of CRPI of HK$1,600 million as at the Completion Date, it is estimated that the Company will recognise a gain on the Disposal of approximately HK$2,400 million in the consolidated accounts of the Company upon completion of the Disposal (assuming there will be no adjustment to the consideration).

The proceeds from the Disposal will be used by the Group for general working capital and the payment of a special dividend. Taking into account the current financial position and future funding needs of the Group, it is intended that a special dividend of HK$0.6 per share in the Company, being approximately HK$1,422 million representing approximately 36% of the proceeds, will be declared by the Company shortly after the Completion and the remaining of the proceeds of approximately HK$2,578 million will be used for general working capital. Details of the special dividend arrangement will be announced by the Company shortly after the Completion.

Shareholders and potential investors should be aware that payment of a special dividend by the Company is subject to the Completion. Accordingly, they are advised to exercise caution when dealing in the shares in the Company.

INFORMATION ABOUT THE COMPANY

The Company is a company listed on the Stock Exchange, with business emphasis on the consumer business in Chinese Mainland and Hong Kong. The Group's core activities are retail, beverage, food processing and distribution, textile and property investments. It also has businesses in petroleum distribution as well as other investments.

GENERAL

The Agreement constitutes a major transaction for the Company under Chapter 14 of the Listing Rules. The CRPI Group has been carrying on certain continuing transactions with the CRH Group in relation to the storage of petroleum and related products and the management of facilities at the oil depots at Tsing Yi and Chai Wan as set out in the circular of the Company dated November 1, 2000. The Company has been advised by CRH that CRH has entered into separate arrangements with Sinopec in relation to the oil depots. In light of the separate arrangements between CRH and Sinopec, CRH, as the controlling shareholder of the Company, considers itself having a material interest in the Disposal and hence decides that it and its associates will abstain from voting at the EGM.

In consistent with the Group's policy, the Group has been and will continue to review its business portfolio (including but not limited to businesses or assets which are outside the core portfolio or which lack critical mass). The Group currently does not have any definite plan or time table for the disposals of any business or asset which are outside the core portfolio or which lack critical mass.

A circular containing, among other things, details of the Disposal and notice convening the EGM to approve the Disposal will be sent to shareholders of the Company in accordance with the Listing Rules.

At the request of the Company, trading in the shares of the Company was suspended from 9:30 a.m. on April 19, 2007 pending the issue of this announcement. Application has been made to the Stock Exchange for a resumption of trading in the shares of the Company with effect from 9:30 a.m. on April 20, 2007.

DEFINITIONS

"Agreement"	A sale and purchase agreement dated April 19, 2007 relating to the Disposal
"Board"	The board of directors of the Company
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on the Stock Exchange (stock code: 291)
"Completion"	Completion of the Agreement
"Completion Audit"	An audit of the CRPI Group as at the Completion Date by an auditor to be agreed by Sinopec and the Company
"Completion Date"	Date of Completion
"Conditions"	The conditions precedent for the Completion
"CRH"	China Resources (Holdings) Company Limited, the immediate holding company of the Company interested in about 52.0% of the Company's issued share capital, a company incorporated in Hong Kong with limited liability
"CRH Group"	CRH and its subsidiaries other than the Group
"CRPI"	China Resources Petrochems Investments Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by the Company. CRPI is the holding company of the Company's petroleum distribution business in Hong Kong
"CRPI Group"	CRPI and its subsidiaries
"Disposal"	Disposal of the entire equity interest in CRPI by the Company under the Agreement
"EGM"	An extraordinary general meeting of the Company to be convened to consider and, if thought fit, to approve the Agreement and the Disposal contemplated thereunder
"Group"	the Company and its subsidiaries
"HK GAAP"	Accounting principles generally accepted in Hong Kong
"Hong Kong"	Hong Kong Special Administration Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	People's Republic of China
"Sinopec"	中國石油化工股份有限公司 (China Petroleum & Chemical Corporation), a company incorporated in the PRC and listed on the Stock Exchange (stock code: 386), the Shanghai Stock Exchange, the London Stock Exchange and New York Stock Exchange and a constituent stock of the Hong Kong Hang Seng Index. Sinopec is an integrated energy and chemical company with upstream, midstream and downstream operations
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

portfolio (including but not limited to businesses or assets which are outside the core portfolio or which lack critical mass). The Group currently does not have any definite plan or time table for the disposals of any business or asset which are outside the core portfolio or which lack critical mass.

A circular containing, among other things, details of the Disposal and notice convening the EGM to approve the Disposal will be sent to shareholders of the Company in accordance with the Listing Rules.

At the request of the Company, trading in the shares of the Company was suspended from 9:30 a.m. on April 19, 2007 pending the issue of this announcement. Application has been made to the Stock Exchange for a resumption of trading in the shares of the Company with effect from 9:30 a.m. on April 20, 2007.

DEFINITIONS

"Agreement"	A sale and purchase agreement dated April 19, 2007 relating to the Disposal
"Board"	The board of directors of the Company
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on the Stock Exchange (stock code: 291)
"Completion"	Completion of the Agreement
"Completion Audit"	An audit of the CRPI Group as at the Completion Date by an auditor to be agreed by Sinopec and the Company
"Completion Date"	Date of Completion
"Conditions"	The conditions precedent for the Completion
"CRH"	China Resources (Holdings) Company Limited, the immediate holding company of the Company interested in about 52.0% of the Company's issued share capital, a company incorporated in Hong Kong with limited liability
"CRH Group"	CRH and its subsidiaries other than the Group
"CRPI"	China Resources Petrochems Investments Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by the Company. CRPI is the holding company of the Company's petroleum distribution business in Hong Kong
"CRPI Group"	CRPI and its subsidiaries
"Disposal"	Disposal of the entire equity interest in CRPI by the Company under the Agreement
"EGM"	An extraordinary general meeting of the Company to be convened to consider and, if thought fit, to approve the Agreement and the Disposal contemplated thereunder
"Group"	the Company and its subsidiaries
"HK GAAP"	Accounting principles generally accepted in Hong Kong
"Hong Kong"	Hong Kong Special Administration Region of the PRC
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	People's Republic of China
"Sinopec"	中國石油化工股份有限公司 (China Petroleum & Chemical Corporation), a company incorporated in the PRC and listed on the Stock Exchange (stock code: 386), the Shanghai Stock Exchange, the London Stock Exchange and New York Stock Exchange and a constituent stock of the Hong Kong Hang Seng Index. Sinopec is an integrated energy and chemical company with upstream, midstream and downstream operations
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

END

Hong Kong, April 19, 2007

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.